U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM U-9C-3




                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 For the quarterly period ended June 30, 2002
                                                -------------



                    FirstEnergy Corp. (File No. 70-09501)
                   ---------------------------------------
                     (Name of Registered Holding Company)

                   76 South Main Street, Akron, Ohio 44308
                   ---------------------------------------
                   (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                    Quarterly Report Pursuant to Rule 58 of
                the Public Utility Holding Company Act of 1935

                 For the quarterly period ended June 30, 2002
                                                --------------


                                Table of Contents
                                -----------------

  Item
   No.                             Title                                 Page
  ----     -------------------------------------------------------       ----

    1      Organization Chart                                            1-4

    2      Issuances and Renewals of Securities and
           Capital Contributions                                           5

    3      Associate Transactions                                        6-8

    4      Summary of Aggregate Investment                                 9

    5      Other Investments                                              10

    6      Financial Statements and Exhibits:

               A - Financial Statements                                11-12

               B - Exhibits                                               13

               C - Certificate of FirstEnergy Corp.                       13

           Signature                                                      14


  Note:  All dollar amounts shown in this Form U-9C-3 are expressed in
  ----   thousands unless otherwise noted.


                                                       ITEM 1 - ORGANIZATION CHART

                                                   Energy (ERC)
                                                   or Gas (GRC)     Date of      State of      Percentage of Voting    Nature of
            Name of Reporting Company            Related Company  Organization  Organization      Securities Held      Business
            -------------------------            ---------------  ------------  ------------   --------------------    ---------

FirstEnergy Corp. (a)
-----------------

   Ohio Edison Company (b)
     OES Fuel, Inc. (d)                                ERC       12/16/1988     Ohio                 100.0%             (h)

   FirstEnergy Ventures Corp. (b)
     Bay Shore Power Company (e)                       ERC       01/26/1998     Ohio                 100.0              (j)
     Centerior Energy Services, Inc. (e)               ERC       06/01/1994     Ohio                 100.0              (k)
     Eastroc Technologies, LLC (c)                     ERC       04/30/1996     Delaware              50.0 **           (l)
     Engineered Processes, Ltd. (c)                    ERC       12/30/1996     Ohio                  50.0 **           (l)
     Warrenton River Terminal, Ltd. (e)                ERC       09/03/1996     Ohio                 100.0              (m)

   FirstEnergy Facilities Services Group, LLC (b)
     Ancoma, Inc. (f)                                  ERC       04/20/1953     New York             100.0              (i)
     Colonial Mechanical Corporation (f)               ERC       03/30/1972     Virginia             100.0              (i)
     Dunbar Mechanical, Inc. (f)                       ERC       07/16/1956     Ohio                 100.0              (i)
     Edwards Electrical & Mechanical, Inc. (f)         ERC       02/28/1968     Indiana              100.0              (i)
     Elliot-Lewis Corporation (f)                      ERC       04/01/1948     Pennsylvania         100.0              (i)
       A.A. Duckett, Inc.                              ERC       03/01/1973     Delaware             100.0              (i)
       Sautter Crane Rental, Inc.                      ERC       12/10/1991     Pennsylvania         100.0              (n)
       E-L Enterprises, Inc.
         Modern Air Conditioning, Inc.                 ERC       04/27/1965     Florida              100.0              (i)
           Airdex Air Conditioning Corporation         ERC       01/18/1995     Florida              100.0              (i)
         R.L. Anderson, Inc.                           ERC       08/28/1961     Florida              100.0              (i)
     L.H. Cranston and Sons, Inc. (f)                  ERC       01/02/1951     Maryland             100.0              (i)
     Roth Bros., Inc. (f)                              ERC       09/06/1947     Ohio                 100.0              (i)
     The Hattenbach Company (f)                        ERC       03/21/1969     Ohio                 100.0              (o)
     R.P.C. Mechanical, Inc. (f)                       ERC       04/21/1959     Ohio                 100.0              (i)
     Spectrum Controls Systems, Inc. (f)               ERC       04/18/1988     Ohio                 100.0              (i)
     Webb Technologies, Inc. (f)                       ERC       11/03/1976     Virginia             100.0              (i)

   FirstEnergy Solutions Corp. (b)                     ERC       08/08/1997     Ohio                 100.0              (p)
     Penn Power Energy, Inc. (g)                       ERC       09/01/1997     Pennsylvania         100.0              (p)
     FirstEnergy Engineering, Inc. (g)                 ERC       08/09/1996     Ohio                 100.0              (y)

   GPU Advanced Resources, Inc. (b)                    ERC       09/13/1996     Delaware             100.0              (v)

   GPU Diversified Holdings, LLC (b)                   ERC       08/03/2000     Delaware             100.0              (w)
     GPU Solar, Inc.                                   ERC       11/07/1997     New Jersey            50.0              (x)
     GPU Distributed Power, Inc. *                     ERC       02/29/2000     Delaware             100.0

*    Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                              1


                                           ITEM 1 - ORGANIZATION CHART (Continued)

                                                   Energy (ERC)
                                                   or Gas (GRC)     Date of      State of      Percentage of Voting    Nature of
            Name of Reporting Company            Related Company  Organization  Organization      Securities Held      Business
            -------------------------            ---------------  ------------  ------------   --------------------    ---------

FirstEnergy Corp. (a) (Continued)
-----------------
   The Alliance Participants Administrative and
     Startup Activities Company, LLC (c)               ERC       12/22/2000     Delaware            10.0%  **             (q)

   PowerSpan Corp. (c)                                 ERC       05/01/1997     Delaware            18.63  **             (r)

   Kinetic Ventures I, LLC (c)                         ERC       04/15/1997     Delaware            11.11  **             (s)

   Kinetic Ventures II, LLC (c)                        ERC       12/07/1999     Delaware            14.28  **             (s)

   Nth Power Technologies II, LLC (c)                  ERC                                           8.2   **             (t)

   Active Power, Inc. (c)                              ERC                                           0.006 **             (u)

   Utility.com, Inc. (c) *                             ERC                                           5.0   **             (p)

   Automated Power Exchange, Inc. (c)                  ERC                                           1.16  **             (p)


*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                              2

(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)  These companies are direct wholly owned subsidiaries of FirstEnergy Corp.
(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.
(d)  This company is direct wholly owned subsidiary of Ohio Edison Company.
(e) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.
(f) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.
(g)  This company is direct wholly owned subsidiary of FirstEnergy Solutions
     Corp.
(h)  This subsidiary finances and manages fuel inventories.
(i) This subsidiary provides HVAC equipment installation and services, facilities management, and energy management.
(j) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.
(k) This subsidiary provides various consulting services related to energy management and procurement.
(l) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.
(m) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.
(n)  This subsidiary provides crane rental services.
(o) This subsidiary provides refrigeration sales and services to commercial entities.
(p) This subsidiary engages in the brokering and marketing of energy commodities.
(q) This entity was created to manage the financial and other affairs of the ten members of the Alliance Regional Transmission Organization.
(r) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.
(s) This venture capital fund is focus on early stage companies involved in energy-related fields and technology.
(t) This venture capital fund is focus on emerging technologies in the global energy industry.
(u) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.
(v) This subsidiary was formed to engage in energy services and retail energy sales.
(w) This energy-related company holds securities directly in the energy-related company set below its name.
(x) This subsidiary is involved in the development and commercialization of photovoltaics.
(y)  This subsidiary provides engineering services.

           Narrative Description of Activities for Reporting Period


            None.


   ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                           Type of    Principal                          Company to      Collateral      Consideration
                           Security   Amount of   Issue or   Cost of    whom Security    Given with         Received
Company Issuing Security    Issued    Security     Renewal   Capital     was Issued       Security     for Each Security
------------------------   --------   ---------   --------   -------    -------------    ----------    -----------------

          None.


                          Company Contributing               Company Receiving            Amount of Capital
                                Capital                           Capital                    Contribution
                          --------------------            -----------------------         -----------------

                            FirstEnergy Corp.             Bay Shore Power Company             $16,400
                            FirstEnergy Corp.             Webb Technologies,Inc.                  830


Note:  The information provided in Item 2 presents the activities of the
----   reporting period only.


                                                    5

                                             ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

                                                                                                              Total
     Reporting Company                     Associate Company                                                  Amount
    Rendering Services                     Receiving Services              Types of Services Rendered         Billed
-----------------------------    ------------------------------------     ----------------------------       --------

Warrenton River Terminal, Ltd.   FirstEnergy Solutions Corp.              Loading, unloading and storage      $  xxx
                                                                          of petcoke

Warrenton River Terminal, Ltd.   FirstEnergy Generation Corp.             Loading, unloading and storage         xxx
                                                                          of coal

Centerior Energy Services, Inc.  FirstEnergy Solutions Corp.              Energy consulting services             xxx

Bay Shore Power Company          FirstEnergy Generation Corp.             Sale of steam                          xxx

Dunbar Mechanical, Inc.          FirstEnergy Generation Corp.             HVAC equipment installation            xxx
                                                                          and services

Dunbar Mechanical, Inc.          The Toledo Edison Company                HVAC services                          xxx

Dunbar Mechanical, Inc.          FirstEnergy Nuclear Operating Company    HVAC services                          xxx

Roth Bros., Inc.                 Ohio Edison Company                      HVAC services                          xxx

Roth Bros., Inc.                 FirstEnergy Properties, Inc.             HVAC services                          xxx

Roth Bros., Inc.                 FirstEnergy Nuclear Operating Company    HVAC services                          xxx

Roth Bros., Inc.                 The Cleveland Electric Illuminating Co.  HVAC services                          xxx

Roth Bros., Inc.                 FirstEnergy Generation Corp.             HVAC services                          xxx

FirstEnergy Solutions Corp.      Ohio Edison Company                      Sale of natural gas                    xxx


                                                          6

                                       ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
(Continued)

                                                                                                              Total
     Reporting Company                     Associate Company                                                  Amount
    Rendering Services                     Receiving Services              Types of Services Rendered         Billed
-----------------------------    ------------------------------------     ----------------------------       --------

FirstEnergy Solutions Corp.      Pennsylvania Power Company               Sale of natural gas                    xxx

FirstEnergy Solutions Corp.      The Toledo Edison Company                Sale of natural gas                    xxx


Note:   The information provided in Item 3 presents the activities of the reporting period only.
----    The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                          7


                                       ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

                                                                                                              Total
     Reporting Company                     Associate Company                                                  Amount
    Rendering Services                     Receiving Services              Types of Services Rendered         Billed
-----------------------------    ------------------------------------     ----------------------------       --------


GPU Service, Inc.                GPU Diversified Holdings LLC             Legal and certain general and       $  xxx
                                                                          administrative services for
                                                                          GPU Diversified Holdings LLC


GPU Service, Inc.                GPU Advanced Resources, Inc.             Legal and certain general and          xxx
                                                                          administrative services for
                                                                          GPU Advanced
Resources, Inc.

FirstEnergy Service Co.          Warrenton River Terminal, Ltd.           General and administrative services    xxx

FirstEnergy Service Co.          Bay Shore Power Company                  General and administrative services    xxx

FirstEnergy Generation Co.       Bay Shore Power Company                  Sale of emission allowances            xxx

FirstEnergy Generation Co.       Bay Shore Power Company                  Sale of fuel oil                       xxx

FirstEnergy Generation Co.       Bay Shore Power Company                  Plant operation & maintenance          xxx
                                                                          services


Note:    The information provided in Item 3 presents the activities of the reporting period only.
----     The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                          8


                               ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

   Total average consolidated capitalization as of  June 30, 2002               $19,224,158                      Line 1
      Total capitalization multiplied by 15% (line 1 multiplied by 0.15)          2,883,624                      Line 2
      Greater of $50 million or line 2                                                          $2,883,624       Line 3

      Total current aggregate investment:
      (categorized by major line of energy-related business)
         Development and commercialization of photovoltaics (Category II)             1,560
         Energy services and retail energy sales (Category V)                        25,900
         Production, conversion, sale and distribution of thermal energy
           products (Category VI)                                                    16,400
         Sale of technical, operational,  management, and other services related
           to HVAC, refrigeration systems (Category VII)                              1,810
         Fuel transportation, handling and storage facilities (Category IX)              50
                                                                                  ---------

              Total current aggregate investment                                                    45,720       Line 4
                                                                                                 ---------

      Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
          system (line 3 less line 4)                                                           $2,837,904       Line 5
                                                                                                 =========


Note:    The caption "Total average consolidated capitalization" includes total common equity, preferred equity
----     (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

         The caption "Total current aggregate  investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), or after FirstEnergy Corp. registered as a holding company (November 7, 2001) for which there is recourse, directly or indirectly, to FirstEnergy Corp. or any subsidiary company thereof.  The amounts do not include purchase accounting adjustments.

                                                          9


                                                 ITEM 5 - OTHER INVESTMENTS
                                       Aggregate Investment as of    Change in Investments      Reason for Change
Major Line of Energy-Related Business     March 31, 2002            During Reporting Period       in Investments
-------------------------------------  --------------------------   -----------------------     -----------------

Energy management services (Category I)       $  18,766 (1)               $   -                 No change.

Development and commercialization of             29,480 (2)                   -                 No change.
  electrotechnologies (Category II)

Energy services and retail energy                44,058 (3)                   -                 No change.
  sales (Category V)

Production, conversion, sale and                 41,850 (4)                 16,400              In the second quarter of 2002,
  distribution of thermal energy                                                                FirstEnergy Corp. made equity
  products (Category VI)                                                                        contribution of $16.4 million
                                                                                                to Bay Shore Power Company.

Sale of technical, operational,                 247,598 (5)                    830              In the second quarter of 2002,
  management, and other services                                                                FirstEnergy Corp. made equity
  related to HVAC, refrigeration                                                                contribution of $830 thousand
  systems (Category VII)                                                                        to Webb Technologies, Inc.

Fuel transportation, handling                     4,959 (6)                   -                 No change.
  and storage facilities
  (Category IX)

Development and commercialization of                 46 (7)                   -                 No change.
  technologies that utilize coal waste
  by-products (Category X)

(1) Includes $18,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(2) Includes $27,920 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(3) Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(4) Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(5) Includes $246,618 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(6) Includes $4,909 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(7) Includes $46 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

                                                         10

                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
    --------------------

  A-1 Financial statements of FirstEnergy Solutions Corp. for the quarter ended June 30, 2002.

  A-2 Financial statements of GPU Advanced Resources, Inc. for the quarter ended June 30, 2002.

  A-3 Financial statements of GPU Diversified Holdings LLC for the quarter ended June 30, 2002.

  A-4 Financial statements of OES Fuel, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-5 Financial statements of Bay Shore Power Company for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-6 Financial statements of Centerior Energy Services, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-7 Financial statements of Warrenton River Terminal, Ltd. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-8 Financial statements of Ancoma, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-9 Financial statements of Colonial Mechanical Corporation for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-10 Financial statements of Dunbar Mechanical, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-11 Financial statements of Edwards Electrical & Mechanical, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-12 Financial statements of Elliot-Lewis Corporation for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-13 Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-14 Financial statements of Roth Bros., Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-15 Financial statements of The Hattenback Company for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

    --------------------

  A-16 Financial statements of R.P.C. Mechanical, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-17 Financial statements of Spectrum Controls Systems, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-18 Financial statements of Webb Technologies, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-19 Financial statements of Penn Power Energy, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

  A-20 Financial statements of GPU Solar, Inc. for the quarter ended June 30, 2002. - filed pursuant to request for confidential treatment.

B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

  B-1 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

  B-2 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

  B-3 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

  B-4 Contract between GPU Service, Inc. and GPU Diversified Holdings LLC to provide legal and certain general and administrative services. - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 2001.

  Note: Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc. to their associate companies are provided pursuant to purchase order contracts.


C.  Certificate of FirstEnergy Corp.
    --------------------------------

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                             FIRSTENERGY CORP.


August 28, 2002
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President, Controller
                                        and Chief Accounting Officer
                                        (Principal Accounting Officer)